Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS FOR THE
THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2021

GH RESEARCH PLC

Condensed consolidated interim statement of comprehensive income

		Three months ended September 30,		Nine months ended September 30,
		2021	2020	2021	2020

	Note	$’000	$’000	$’000	$’000
Operating expenses
Research and development		(2,556)	(55)	(5,202)	(105)
General and administration		(2,110)	(5)	(3,277)	(16)
Loss from operations		(4,666)	(60)	(8,479)	(121)

Finance expense		(3)	-	(9)	-
Foreign currency translation differences		2,832	-	3,377	-

Loss for the period		(1,837)	(60)	(5,111)	(121)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Currency translation adjustment		(2,845)	15	(3,533)	15
Total comprehensive loss for the period		(4,682)	(45)	(8,644)	(106)

Attributable to owners:
Loss for the period		(1,837)	(60)	(5,111)	(121)
Comprehensive loss for the period		(2,845)	15	(3,533)	15

Loss per share
Basic and diluted loss per share (in USD)	12	(0.035)	(0.002)	(0.125)	(0.004)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Condensed consolidated interim statement of financial position

		At September 30,	At December 31,
		2021	2020

	Note	$’000	$’000
ASSETS
Current assets
Cash		280,745	5,895
Other current assets	5	4,816	17
Total current assets		285,561	5,912
Non-current assets
Property, plant and equipment		73	-
Total non-current assets		73	-
Total assets		285,634	5,912

LIABILITIES AND EQUITY
Current liabilities
Trade payables	6	1,214	1
Other current liabilities	7	819	245
Total current liabilities		2,033	246
Total liabilities		2,033	246

Equity attributable to owners
Share capital	8	1,301	871
Share premium	8	291,448	5,430
Other reserves		131	-
Foreign currency translation reserve		(3,333)	200
Accumulated deficit		(5,946)	(835)
Total equity		283,601	5,666
Total liabilities and equity		285,634	5,912

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Share premium	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total

	$’000	$’000	$’000	$’000	$’000	$$’000
	Note 8		Note 10
At January 1, 2021	871	5,430	-	200	(835)	5,666
Loss for the period	-	-	-	-	(5,111)	(5,111)
Translation adjustment	-	-	-	(3,533)	-	(3,533)
Total comprehensive loss for the period	-	-	-	(3,533)	(5,111)	(8,644)
Share-based compensation expense	-	-	131	-	-	131
Corporate reorganization	(112)	112	-	-	-	-
Issue of share capital	542	285,906	-	-	-	286,448
Total transactions with owners	430	286,018	131	-	-	286,579
At September 30, 2021	1,301	291,448	131	(3,333)	(5,946)	283,601

At January 1, 2020	801	-	-	(12)	(389)	400
Loss for the period	-	-	-	-	(121)	(121)
Translation adjustment	-	-	-	15	-	15
Total comprehensive loss for the period	-	-	-	15	(121)	(106)
At September 30, 2020	801	-	-	3	(510)	294

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Condensed consolidated interim statement of cash flows

	Nine months ended September 30,
	2021	2020

	$’000	$’000
Cash flows from operating activities
Loss for the period	(5,111)	(121)
Depreciation	10	-
Share-based compensation expense	131	-
Finance expense	9	-
Foreign exchange translation differences	(3,377)	-
Movement in working capital	(3,178)	(60)
Cash flows used in operating activities	(11,516)	(181)
Interest paid	(9)	-
Net cash used in operating activities	(11,525)	(181)

Cash flows used in investing activities
Purchase of property, plant and equipment	(85)	-

Cash flows from financing activities
Proceeds from capital contributions	309,200	-
Transaction costs from capital contributions	(22,582)	-
Net cash flows from financing activities	286,618	-

Net increase/(decrease) in cash	275,008	(181)
Cash at the beginning of the period	5,895	498
Impact of foreign exchange on cash	(158)	16
Cash at the end of the period	280,745	333

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at 28 Baggot Street Lower, Dublin 2, Ireland.

The Company and its subsidiary, GH Research Ireland Limited, (together the “Group” or “GH Research”) are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary 5-MeO-DMT therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable 5-MeO-DMT product candidate, GH002, a proprietary injectable 5-MeO-DMT product candidate, and GH003, a proprietary intranasal 5-MeO-DMT product candidate.

On April 8, 2021, GH Research Ireland Limited issued 25,379,047 Series B preferred shares (which were redesignated into 10,151,618 ordinary shares of GH Research PLC prior to the closing of the initial public offering). The net proceeds of this issuance were $118.8 million, after deducting directly attributable transaction costs of $6.4 million.

On June 29, 2021, the Company completed an initial public offering (“IPO”) on the Nasdaq Global Market (“Nasdaq”) in which it issued and sold an aggregate of 11,499,999 ordinary shares at $16.00 per share, which included 1,499,999 ordinary shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional ordinary shares. The net proceeds of the offering were $167.6 million, after deducting underwriting discounts and estimated directly attributable transaction costs of $16.4 million.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on December 6, 2021.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of GH Research Ireland Limited for the year ended December 31, 2020 which were prepared in accordance with International Financial Reporting Standards (“IFRS”). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

The incorporation of GH Research PLC is accounted for as a capital reorganization and the comparatives are presented on that basis.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research Ireland Limited for the year ended December 31, 2020, are expected to be filed with the Companies Registration Office by December 9, 2021. GH Research Ireland Limited was exempt from a statutory audit for the year ended December 31, 2020.

New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

Going concern basis

GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

Since its incorporation, the Group has funded its growth through capital increases. The Group has never taken bank loans nor otherwise incurred debt on its balance sheet. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of September 30, 2021, the Group’s cash amounted to $280.7 million (December 31, 2020: $5.9 million).

The board of directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the financial statements of GH Research Ireland Limited for the year ended December 31, 2020.

Accounting policies

The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Consolidation

The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiary, GH Research Ireland Limited. Subsidiaries are all entities over which the Company has control. Control is achieved when the Company has power over an entity, is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All intercompany transactions have been eliminated.

Foreign currency translation

The functional currency of the Company is the U.S. dollar given it is listed on NASDAQ and its fundraising activities are in U.S. dollars. The functional currency of its subsidiary, GH Research Ireland Limited, is euro due to its expenses being mainly incurred in euro. The condensed consolidated interim financial statements are presented in U.S. dollar which is the Group’s presentation currency.

Items included in the financial statement of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates which is the euro.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the condensed consolidated interim statement of financial position date. The subsidiary is holding a U.S. cash balance and, as a result of the accounting treatment, when it is translated to euro in the subsidiary accounts, it results in a foreign currency translation difference in the income statement. On consolidation, the subsidiary’s assets and liabilities in foreign currencies are retranslated and the resulting foreign currency difference goes through the foreign currency translation reserve.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
IT equipment	3 years
Office equipment	3 years
Medical equipment	2 years

Share-based compensation expense

The fair value of options granted under the share option plan is recognized as a share-based compensation expense with a corresponding increase in equity. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Transaction costs

Incremental transaction costs are capitalized as incurred and are shown in equity as a deduction, net of tax, from the proceeds received from financing rounds and the initial public offering. If the equity instruments are not subsequently issued, the transaction costs would be expensed.

Cash

Cash represents cash held on bank current accounts and is carried at amortized cost. The Company’s cash balance is maintained with well established, highly rated financial institutions. As of September 30, 2021, the cash balance is held at one bank that has S&P’s credit rating of BBB+. The majority of the cash balance is held in U.S. dollars.

Fair value estimation

At September 30, 2021, the carrying amount is considered to be identical to the fair value for the following financial assets and liabilities:

-     Cash
-     Other current assets
-     Trade payables and other current liabilities

Current and deferred income tax

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. No current tax charge was recognized in the three and nine months ended 30 September 2021 and 2020, respectively, as no amount is expected to be payable or recoverable on the taxable results for those periods.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry-forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.

3.	Segment information

Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

4.	Research and development expense

During the three and nine months ended September 30, 2021 and 2020, the Company incurred research and development expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000
External costs	2,110	55	4,424	105
Employee expenses	441	-	770	-
Depreciation of property, plant and equipment	5	-	8	-
Total research and development expenses	2,556	55	5,202	105

The increase in external costs relates to the increase in technical development and clinical trial activity. The increase in employee expenses relates to the hiring of personnel in the research and development team to support the requirements of the increased clinical activities.

5.	Other current assets

Other current assets primarily represent VAT receivable and prepayments.

6.	Trade payables

Trade payables represents amounts incurred for transaction costs and the provision of manufacturing, research and consulting services which are outstanding at the end of the period.

7.	Other current liabilities

Other current liabilities represent amounts accrued for transaction costs and the provision of manufacturing, research and consulting services.

8.	Share capital

Issued and fully paid shares:	Number of outstanding shares	Share capital	Share premium
		($’000)	($’000)
At December 31, 2020	75,923,079	871	5,430
Corporate reorganization and share consolidation	(45,553,847)	(112)	112
Issue of share capital	21,651,617	542	285,906
At September 30, 2021	52,020,849	1,301	291,448

The authorized share capital of GH Research PLC is 40,000,000,000 ordinary shares of nominal value $0.025 each.

(i)	Incorporation

On March 29, 2021, GH Research PLC was incorporated with an authorized share capital of €25,000, divided into 25,000 A ordinary shares of nominal value €1.00 each. The sole subscriber to the incorporation constitution of GH Research PLC was Florian Schönharting who subscribed for 25,000 A ordinary shares of €1.00 each. The issuance and subsequent redemption is shown net within the issue of share capital.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(ii)	Share issuance – Series B preferred shares

On April 8, 2021, GH Research Ireland Limited issued 25,379,047 Series B preferred shares (which were redesignated into 10,151,618 ordinary shares of GH Research PLC prior to the closing of the initial public offering). The net proceeds of this issuance were $118.8 million, after deducting directly attributable transaction costs of $6.4 million.

(iii)	Share exchange

On May 27, 2021, as part of the corporate reorganization, all shareholders of GH Research Ireland Limited exchanged each of the shares held by them in GH Research Ireland Limited for shares of GH Research PLC of the same share classes with the same shareholders rights as the shares held by them in GH Research Ireland Limited, and as a result, GH Research Ireland Limited became a wholly owned subsidiary of GH Research PLC.

GH Research PLC issued the following shares:

-	70,000,000 ordinary shares, nominal value $0.01 each;
-	5,923,079 Series A preferred shares, nominal value $0.01 each; and
-	25,379,047 Series B preferred shares, nominal value $0.01 each.

(iv)	Redemption of A Ordinary Shares

On June 24, 2021, GH Research PLC redeemed 25,000 A ordinary shares of €1.00 each at par and, following the redemption, cancelled the 25,000 A ordinary shares of €1.00 each. The redemption amount of €25,000 is included in “Other current liabilities” at September 30, 2021. The issuance and redemption is shown net within the issue of share capital.

(v)	Conversion and share consolidation

On June 24, 2021, GH Research PLC (a) converted (i) 5,923,079 Series A preferred shares of nominal value $0.01 each into 5,923,079 ordinary shares of nominal value $0.01 each and (ii) 25,379,047 Series B preferred shares of nominal value $0.01 each into 25,379,047 ordinary shares of nominal value $0.01 each and (b) completed the 2.50-for-one share consolidation of the existing ordinary shares into an aggregate of 40,520,850 ordinary shares of nominal value $0.025 each.

(vi)	Share issuance – IPO

On June 29, 2021, GH Research PLC closed its IPO of 11,499,999 ordinary shares on the Nasdaq Global Market at $16.00 per share. The net proceeds of the IPO were $167.6 million, after deducting underwriting discounts and estimated directly attributable transaction costs of $16.4 million.

9.	Contingent liabilities and commitments

The Group has no contingent liabilities or material unavoidable commitments at the balance sheet date.

10.	Share based compensation

Share Options

In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company has reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which include ordinary shares pursuant to share-based equity awards issued to date. As of September 30, 2021, the Company has 1,058,354 ordinary shares available for the future issuance of share-based equity awards.

Under the Share Option Plan, any director (including our directors and directors of any other member of our group who are not active employees of the Company or any other company that is a member of our group) or employee of a member of the group or key consultant is eligible to be nominated by our remuneration committee to receive options.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

The exercise price per share option is generally set by the Company at the fair market value at the date of grant. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years in addition to a 2 year service condition. The contractual term (expiration) of each share option award granted is eight years from the date of grant.

Under the grant, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of comprehensive income and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim statement of financial position.

During the three and nine months ended September 30, 2021, the Company granted the option to purchase 86,597 and 137,084 ordinary shares, respectively, to employees which were in line with the general terms of the Share Option Plan as described above.

On September 24, 2021, the Company granted the option to purchase 7,296 ordinary shares to members of the board of directors which vested on the date of grant and are subject to a 2 year service condition with an exercise price of $2.05, as allowed by the Share Option Plan.

The following table summarizes the share option awards outstanding as of September 30, 2021:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2020	-	-	-
Granted	14.83	144,380	7.84
At September 30, 2021	14.83	144,380	7.84

Awards outstanding as of September 30, 2021 expire through 2029. As of September 30, 2021, 7,296 awards are vested and generally subject to a 2 year service condition.

The weighted average grant date fair value of awards granted during three and nine months ended September 30, 2021 was $15.47 and $14.18, respectively, per award.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the three and nine months ended September 30, 2021 were determined on the date of the grant using the following assumptions:

	Three months ended September 30, 2021	Nine months ended September 30, 2021
Share price, in USD	20.56	15.00 - 20.56
Strike price, in USD – employees (weighted average)	20.83	17.70
Strike price, in USD – non-executive directors	2.05	2.05
Expected volatility	90% - 94%	90% - 95%
Award life (weighted average)	5.92	5.95
Expected dividends	-	-
Risk-free interest rate	0.97% - 1.12%	0.97% - 1.12%

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the eight-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

As of September 30, 2021, the amount recorded as an increase to Other Reserves within equity on the unaudited condensed consolidated interim statement of financial position of the Share Option Plan was $131 thousand. The amount of expense for all awards recognized for services received during the three and nine months ended September 30, 2021 were $119 thousand and $131 thousand, respectively, and for the three and nine months ended September 30, 2020 were $nil.

11.	Related party disclosures

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

On April 8, 2021, GH Research Ireland Limited issued 5,270,400 Series B preferred shares to directors and entities affiliated with directors.

On June 4, 2021, GH Research PLC granted the option to purchase 126,218 ordinary shares (which were redesignated into 50,487 ordinary shares prior to the closing of the IPO) to key management.

On June 24, 2021, GH Research PLC redeemed 25,000 A ordinary shares of €1.00 each at par and, following the redemption, cancelled the 25,000 A ordinary shares of €1.00 each, see note 8, “Share capital” for details.

On June 29, 2021, GH Research PLC issued 625,000 ordinary shares from the initial public offering to entities affiliated with directors.

12.	Loss per share

The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Loss attributable to shareholders (in $’000)	(1,837)	(60)	(5,111)	(121)
Weighted average number of shares in issue[1]	52,020,849	28,000,000	40,912,190	28,000,000
Basic and diluted loss per share (in USD)	(0.035)	(0.002)	(0.125)	(0.004)

1 Share data has been revised to give effect to the share conversion and share consolidation as explained in note 8, “Share capital”.

For the three and nine months ended September 30, 2021 and 2020, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

13.	Events after the reporting date

On December 6, 2021, the Company announced the successful outcome of the Phase 2 part of our Phase 1/2 clinical trial of GH001 in treatment-resistant depression (TRD), where the primary endpoint was met with 7 of 8 patients (87.5%) in remission (Montgomery–Åsberg Depression Rating Scale (MADRS) ≤10) at day 7 after dosing (p<0.0001).